

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 9, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PERIPHAS CAPITAL PARTNERING CORPORATION, under the Exchange Act of 1934:

- CAPS™, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-quarter of one redeemable warrant

- Class A common stock included as part of the CAPS™

- Warrants included as part of the CAPS™, each whole warrant exercisable for one share of Class A common stock at an exercise price of $28.75

Sincerely,

